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                                                                       EXHIBIT 4

Avigen Receives Broad Patent for Muscle Delivery of
AAV Gene Therapy

Encompasses Delivery to All Muscle Types, including Skeletal, Smooth And Cardiac

ALAMEDA, Calif., Jan. 13 /PRNewswire/ -- Avigen, Inc. (Nasdaq: AVGN - news) today announced the issuance of U.S. Patent No. 5,858,351 to Avigen and Johns Hopkins University covering the in vivo administration of any gene into skeletal, smooth, or cardiac muscle tissue using adeno-associated virus (AAV) vectors, regardless of the method used to make the vector, how the gene is regulated, or even what disease is being treated. The research underlying the patent was developed through the collaborative effort of scientists from Avigen and Johns Hopkins University.

"Because of the advantages of AAV over alternative gene delivery approaches, AAV has emerged as a leading delivery vehicle for gene therapy," said Avigen's President and CEO, John Monahan, Ph.D. "We believe that this is a very significant patent because it encompasses so many disease indications where muscle could serve as a primary or preferred site of administration -- including blood diseases such as hemophilia and anemia, cardiovascular diseases such as restenosis, and metabolic storage diseases," he said. "Muscle administration of the AAV vector is a simple, yet elegant and straight-forward approach to gene therapy, as opposed to the more invasive method of injecting the vector into an organ, such as the liver."

In the case of hemophilia for example, patients are missing the protein factor IX that causes blood to clot. Avigen scientists have reported long-term expression of clotting factor IX in an animal model of hemophilia B following a single intramuscular (IM) administration of the gene for factor IX utilizing AAV gene therapy, showing therapeutic levels of factor IX more than a year after the initial treatment.

Although the clotting factor is normally produced in the liver, this research indicates that muscle tissue is capable of producing the protein following IM administration of AAV-factor IX gene therapy. "This is a significant advance," according to hemophilia researcher Mark Kay, M.D., Ph.D., "because it demonstrates multiple approaches to treating the same disease, and IM administration is a simpler treatment than infusion into the liver." Dr. Kay is Director of the Program in Human Gene Therapy and Associate Professor in the Departments of Pediatrics and Genetics at Stanford University School of Medicine and a member of Avigen's Scientific Advisory Board.

This is the second patent relating to adeno-associated virus (AAV) Avigen has been issued in the past six weeks and complements its recently issued Patent No. 5,846,528, broadly covering erythropoietin gene therapy. "The muscle patent nicely complements our recently issued EPO patent," says Monahan. "For example, Avigen's intellectual property now posses at least two barriers to anyone wishing to commercialize intramuscular administration of EPO using AAV -- regardless of how it is made, used or regulated."


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Avigen scientists have observed long-term expression of erythropoietin following a single administration of AAV erythropoietin into skeletal muscle of normal and anemic mice. Nearly two years after administration, the mice are exhibiting therapeutic levels of EPO.

EPO is a protein produced by the kidney that stimulates cells in the bone marrow to produce red blood cells; it is also involved in the production of hemoglobin. In inherited disorders such as sickle cell anemia and beta-thalassemia, the body produces inadequate levels of, or abnormal, hemoglobin molecules. Acquired anemias occur in patients with renal failure, AIDS, and in those receiving chemotherapy for cancer, when the body's production of red blood cells is inadequate. "Treating such patients through Avigen's AAV-EPO gene therapy approach has potential value both clinically and economically," said Dr. Monahan. The Company estimates that hundreds of thousands of patients with these anemias are potential candidates for AAV-EPO therapy.

Based in the San Francisco Bay Area, Avigen, Inc. is a biotechnology company involved in the development of gene therapy products derived from adeno-associated virus for the treatment of inherited and acquired diseases. The Company's proposed gene therapy products are designed for in vivo administration to achieve the production of therapeutic proteins within the body.

NOTE: Except for the historical information contained herein, this news release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this press release, as well as other risks detailed from time to time in documents filed by Avigen with the SEC, including the report on Form 10-K for the year ended June 30, 1998. In particular, the foregoing discussion of the effect of patents issued involves risks and uncertainty, including the risks: that third parties may be successful in challenging the patents; or that new technologies will be developed that are superior in treating the diseases targeted by the Company. In addition, the statements above regarding the potential for gene therapy using AAV for treating humans with inherited or acquired disorders is subject, in addition to the above, to the following risks and uncertainties: success of gene therapy in animal models does not guarantee that the same results will be obtained with humans; and other risks and uncertainties inherent in the development of gene therapy products.


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